Vampr Inc.
A Delaware Corporation
and its associated group

Combined Financial Statements
December 31, 2019 and 2018



INDEPENDENT AUDITOR'S REPORT

September 30, 2020

To: Board of Directors, Vampr Inc.
          Attn: Josh Simons
Re: 2019-2018 Financial Statement Audit

We have audited the accompanying combined financial statements of Vampr Inc. (a corporation organized in Delaware) (the "Company"), which comprise the combined balance sheets as of December 31, 2019 and 2018, and the related combined statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations,

shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

September 30, 2020

Vampr Group

TABLE OF CONTENTS

Vampr Group
Combined Balance Sheets
See accompanying independent auditor's report
As of December 31, 2019 and 2018

		2019		2018
ASSETS				
Current Assets:				
Cash and cash equivalents	$	357,045	$	28,282
Accounts receivable		13,559		67,292
Due from related party		4,172		4,219
Other assets		4,988		-
Total Current Assets		379,764		99,793
Non-Current Assets:				
Software, net		74,202		194,067
Total Non-Current Assets		74,202		194,067
TOTAL ASSETS	$	453,966	$	293,860
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Liabilities:				
Current Liabilities:				
Accounts payable and accrued expenses	$	2,436	$	2,490
Short-term loan		39,635		24,613
Convertible notes payable (1)		528,472		534,447
Accrued interest payable		68,070		39,445
Deferred grant income		12,398		-
Total Current Liabilities		651,011		600,995
Long-term Liabilities:				
SAFE liabilities		156,080		-
Total Long-term Liabilities		156,080		-
Total Liabilities		807,091		600,995
Stockholders' Deficit:				
Series Seed Preferred Stock, $0.00001 par, 55,000 shares authorized, 17,636 and 0 shares issued and outstanding, liquidation preference of $279,987 and $0, as of each December 31, 2019 and 2018, all respectively		-		-
Common Stock, $0.00001 par, 1,000,000 shares authorized, 425,173 and 425,173 shares issued and outstanding as of each December 31, 2019 and 2018, respectively		4		4
Additional paid-in capital		597,884		332,653
Subscriptions receivable		-		(14,756)
Accumulated other comprehensive income		64,385		69,477
Accumulated deficit		(1,015,398)		(694,513)
Total Stockholders' Deficit		(353,125)		(307,135)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	453,966	$	293,860

(1) Convertible notes payable are held by Bandlink Pty Ltd and are not an obligation of Vampr, Inc. See Note 4 for further discussion.

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Combined Statements of Operations
See accompanying independent auditor's report
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ 17,000	$ 93,494
Cost of net revenues	17,417	69,403
Gross profit (loss)	(417)	24,091
Operating expenses:		
General & administrative	303,189	214,445
Sales & marketing	56,476	83,650
Research & development	10,979	-
Total operating expenses	370,644	298,095
Loss from operations	(371,061)	(274,004)
Other Income/ (Expense):		
Interest income	92	101
Grant income	78,508	35,821
Interest expense	(28,424)	(29,423)
Total Other Income/ (Expense)	50,176	6,499
Provision for income taxes	-	(922)
Net loss	$ (320,885)	$ (268,427)
Other comprehensive income/(expense):		
Gain/(loss) on foreign currency translation	(5,092)	70,515
Other comprehensive income/(expense)	$ (325,977)	$ (197,912)

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Combined Statements of Changes in Stockholders' Deficit
See accompanying independent auditor's report
For the years ended December 31, 2019 and 2018

	Series Seed Preferred Stock		Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount					
Balance at December 31, 2017	-	$ -	425,173	$ 4	332,653	$ (14,756)	$ (1,038)	$ (426,086)	$ (109,223)
Other comprehensive income	-	-	-	-	-	-	70,515	-	70,515
Net loss	-	-	-	-	-	-	-	(268,427)	(268,427)
Balance at December 31, 2018	-	-	425,173	4	332,653	(14,756)	69,477	(694,513)	(307,135)
Issuance of preferred stock	17,636	-	-	-	279,987	-	-	-	279,987
Subscriptions receivable write off	-	-	-	-	(14,756)	14,756	-	-	-
Other comprehensive income	-	-	-	-	-	-	(5,092)	-	(5,092)
Net loss	-	-	-	-	-	-	-	(320,885)	(320,885)
Balance at December 31, 2019	17,636	$ -	425,173	$ 4	$ 597,884	$ -	$ 64,385	$ (1,015,398)	$ (353,125)

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Combined Statements of Cash Flows
See accompanying independent auditor's report
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (320,885)	$ (268,427)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	119,865	144,656
Bad debts	50,547	-
Changes in operating assets and liabilities:		
Decrease/(Increase) in accounts receivable	3,233	(67,292)
Decrease/(Increase) in other assets	(4,988)	-
Increase/(Decrease) in accounts payable	(54)	428
Increase/(Decrease) in accrued interest payable	28,625	26,373
Increase/(Decrease) in deferred grant income	12,398	-
Net Cash Provided Used In Operating Activities	(111,259)	(164,262)
Cash Flows From Investing Activities		
Software development costs	-	(76,781)
Net Cash Used In Investing Activities	-	(76,781)
Cash Flows From Financing Activities		
Issuance of preferred stock	279,987	-
Issuance of SAFE agreements	156,080	-
Short-term loan	15,022	24,613
Issuance of convertible notes payable	-	97,373
Advances from related party	-	464
Net Cash Provided By Financing Activities	451,089	122,450
Effect of foreign currency exchange gain/(loss)	(11,067)	70,515
Net Change In Cash	328,763	(48,078)
Cash at Beginning of Period	28,282	76,360
Cash at End of Period	$ 357,045	$ 28,282
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes, which are an integral part of these combined financial statements.

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Vampr Group (the "Company") consists of the following entities (each an "Entity", collectively the "Entities" or the "Companies"), combined for financial reporting purposes due to common ownership, control, and management.

- Vampr Inc. was incorporated under the laws of Delaware on December 8, 2016 under the name Vampr LLC. On May 2, 2019, the Company converted from Vampr LLC to Vampr Inc.
- Bandlink Pty Ltd is the parent of Bandlink IP Pty Ltd, which are both incorporated in Australia. Both companies are under common control with Vampr Inc. Substantially all assets of Bandlink Pty Ltd were acquired by Vampr Inc. during 2019 in an acquisition transaction discussed in Note 3. Accordingly, as an acquisition of a company under common control, Bandlink Pty Ltd has been retroactively consolidated to these combined financial statements. The results of these entities have been consolidated with the Company in these combined financial statements. In 2019, Bandlink IP Pty Ltd ceased operations.
- Vampr Pty Ltd was incorporated under the laws of Australia on May 11, 2015. Vampr Pty Ltd is under common control and management as Vampr Inc. and all activities formerly conducted under Vampr Pty Ltd will now be assumed by Vampr Inc. in conjunction with the asset acquisition transaction of Bandlink Pty Ltd discussed in Note 3. Therefore, the Company has elected to include the activity and balances of Vampr Pty Ltd in these financial statements. In 2019, Vampr Pty Ltd ceased operations.
- Vampr (Australia) Pty Ltd was incorporated under the laws of Australia on October 17, 2019. Vampr (Australia) Pty Ltd was created to undertake the research and development of the Company and under common control and management with Vampr Inc. The results of this entity has been consolidated with the Company in these combined financial statements.
- The financial information of Bandlink Pty Ltd is included under GAAP guidance and Vampr Pty Ltd is provided for background historical information only. Vampr Inc. is a stand-alone entity, independent of Bandlink Pty Ltd and Vampr Pty Ltd and assumed no liabilities from these entities, though such are presented in these combined and consolidated financial statements. Vampr Inc. did, however, acquire all key IP assets from these entities, including the software and user databases, as discussed in Notes 3 and 8.

The Company operates a location-based social and professional mobile platform which facilitates music discovery, networking, and communication between musicians, music industry professionals, and music fans. The Company furthered development to expand to other creative communities.

NOTE 2: GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet generated profits since inception and has sustained net losses of $320,885 and $268,427 for the years ended December 31, 2019 and 2018, respectively, as it is early stage and not yet generating significant revenue by design. The focus has been on building a user base ahead of revenue generation. The Company has an accumulated deficit of $1,015,398, has current

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

liabilities in excess of current assets by $271,247 as of December 31, 2019, and generated negative cash flows from operating activities of $111,316 for the year ended December 31, 2019. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to raise capital to implement the next planned development stage of the Vampr application software. The Company anticipates that this will generate revenue from the user base and sufficient cash flows from operations to meet its obligations. The Company also anticipates raising additional capital in the fourth quarter of 2020 as discussed below in Note 8. No assurance can be given that the Company will be successful in growing the user base or in these capital raising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The combined financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The combined financial statements have been retroactively adjusted to apply the conversion from a limited liability company to a corporation effective at the beginning of the periods presented. Therefore, the combined statement of stockholder's deficit reflects the activity and balances as though the Company was a corporation for the periods presented.

Vampr Inc. adopted the calendar year as its basis of reporting.

Principles of Consolidation

Vampr Inc. acquired substantially all assets of Bandlink Pty Ltd, a related party under common control, in May 2019. In accordance with ASC 805-50-45-5, for transactions between entities under common control, combined financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, the combined financial statements presented herein present the activity and balances of Bandlink Pty Ltd combined with the activity and balances of the Company, adjusted as though the asset acquisition occurred at the beginning of prior periods. All intercompany activity and balances are eliminated in these combined financial statements.

Vampr Inc. has elected to include Vampr Pty Ltd in these combined financial statements as it is under common control with Vampr Inc., and all of Vampr Pty Ltd's historic activities will now be conducted by Vampr Inc. following the aforementioned asset acquisition agreement. However, Vampr Inc. is not assuming any of Vampr Pty Ltd's liabilities, though such are presented in these financial statements under combined financial statement guidance.

All intercompany transactions, balances, and profits have been eliminated in consolidation.

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

Use of Estimates

The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts and are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. The Company wrote off $50,547 and $0 of its accounts receivable for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, accounts receivable amounted to $13,559 and $67,292, respectively. The Company has determined that an allowance on its accounts receivable is not necessary as of December 31, 2019 or 2018.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No property and equipment were held as of December 31, 2019 or 2018.

Software

Costs associated with maintaining software program are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met: (a) it is technically feasible to complete the software so that it will be available for use, (b) management intends to complete the software and use or sell it, (c) there is an ability to use or sell the software, (d) it can be demonstrated how the software will generate probable future economic benefits, (e) adequate technical, financial and other resources to complete the development and to use or sell the software are available, and (f) the expenditure attributable to the software during its development can be reliably measured. Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

is ready for use. The Company started to amortize the software in May 2016, when the asset went live for users. The estimated useful life of software is 3 years. Amortization charges on software is included in general and administrative expenses, which amounted to $119,865 and $144,656 for the years ended December 31, 2019 and 2018, respectively.

Carrying value of software as of December 31, 2019 and 2018 are as follows:

	2019	2018
Software cost	$ 461,743	$ 461,743
Less: Accumulated amortization	(387,541)	(267,676)
Software, net	$ 74,202	$ 194,067

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficiency) on the balance sheet. In 2019, the Company wrote off $14,756 of its subscriptions receivable.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. Revenues recognized for the years ended December 31, 2019 and 2018 amounted to $17,000 and $93,494, respectively.

Government Grant

The Company recognizes unconditional government grants related to its research and development activities and recognized as other income when the grant becomes receivable. Government grants related to assets are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received and the Company will comply with the conditions associated with the grant and they are then recognized in statements of operation as other income on a systematic basis over

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

the useful life of the asset. Grants that compensate the Company for expenses incurred are recognized in statements of operation on a systematic basis in the periods in which the expenses are recognized. As of December 31, 2019, the Company recorded deferred grant income of $12,398, which pertains to a grant received by the Company in relation to its capitalized software asset.

Foreign Currency

The combined financial statements are presented in United States Dollars, ("USD"), the reporting currency and the functional currency of our U.S. operations. The functional currency for the Company's subsidiaries is their local currency in accordance with ASC 830 Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder's deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. The effect of foreign currency translation gain (loss) has been reflected during the years ended December 31, 2019 and 2018.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The Company's deferred tax assets relate primarily to net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $146,824 and $70,410, respectively. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $146,824 and $70,410 were recorded as of December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

estimated to be 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $525,273 and $251,896, which may be carried forward and begin to expire in 2037.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

NOTE 4: DEBT

Short-Term Loan

As of December 31, 2019 and 2018, Bandlink Pty Ltd recorded short-term loan of $39,635 and $24,613, respectively, which bears no interest.

Convertible Notes Payable

In 2016-2018, Bandlink Pty Ltd issued three convertible notes for total principal of $528,472 and $534,447 outstanding as of December 31, 2019 and 2018, respectively. The convertible promissory notes bear interest at an average rate of 5.5%. The convertible notes matured on December 31, 2019, but were renewed under the renewal option. Interest expense for these convertible notes amounted to $28,424 and $29,423 for the years ended December 31, 2019 and 2018, respectively. Accrued interest payable amounted to $68,070 and $39,445 as of December 31, 2019 and 2018, respectively. These liabilities were not assumed by Vampr Inc. in conjunction with the asset acquisition transaction discussed in Note 3.

SAFE Agreements

In 2019, the Company conducted a Reg CF offering to issue simple agreements for future equity (SAFE Agreement), providing a total gross proceeds of $156,080. In conjunction with this offering, the Company paid $7,804 cash broker fees, which were included in general and administrative expenses. These funds, together with additional closings discussed in Note 8, were raised for development of the next version of the Vampr application. These funds did not start to be committed for this purpose until early 2020. Vampr software development and marketing is planned to continue throughout 2020.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class CF Common Stock. If there is an equity financing before the expiration or termination of this

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

instrument, the Company will automatically issue to the investor a number of shares of Class CF Common Stock equal to the purchase amount divided by the conversion price. The conversion price is the lesser of a 20% discount to the pricing in the triggering equity financing or the price per share implied by a valuation cap of $7,500,000 on the fully diluted capitalization of the Company at the date of the triggering equity financing event.

In the case of a liquidation event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are convertible at the holders' election into either: a) cash equal to the purchase amount or b) Company's common stock equal to the purchase amount divided by the price per share implied by a valuation cap of $7,500,000 on the fully diluted capitalization of the Company at the date of liquidation event, if the investor fails to select the cash option.

In the case of a dissolution event (as defined in the SAFE agreement) before the expiration or termination of the SAFE agreements, the SAFE agreements are to be paid from available assets after satisfying debts and other senior interests an amount up to the purchase amount, or ratable portion of available assets.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Through December 31, 2018, Vampr Inc. (formerly Vampr, LLC) was a limited liability company wholly owned by Vampr Pty Ltd. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

On May 2, 2019, the Company converted to a corporation and accordingly changed its name to Vampr Inc. and acquired substantially all assets of Bandlink Pty Ltd, a related party company under common control. The Company issued Bandlink Pty Ltd 425,173 shares of its common stock in this transaction in exchange for such assets. The IP assets acquired were valued at $425,173 based on the historical costs of development. The combined financial statements are presented to retroactively adjust the equity presentation as if the conversion occurred at the beginning of the periods presented.

On October 14, 2019, the Company amended and restated its articles of incorporation (the "Amended Articles") to authorize 1,000,000 shares of $0.00001 par value Common Stock, and 55,000 shares of $0.00001 par value Preferred Stock. All shares of the Preferred Stock are designated as Series Seed Preferred Stock.

Series Seed Preferred Stock

In 2019, the Company issued 17,636 shares of Series Seed Preferred Stock at price of $15.8759, providing gross proceeds of $279,987.

As of December 31, 2019 and 2018, 17,636 and 0 shares of Series Seed Preferred Stock were issued and outstanding, respectively.

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

Series Seed Preferred Stockholders vote along with Common Stockholders and have additional voting rights in certain circumstances, have certain dividend preferences over common stockholders, an optional conversion right where the Series Seed Preferred Stock are convertible at a dilution protected 1:1 rate, and automatic conversion upon certain voting requirements or upon an initial public offering meeting certain criteria (as defined in the Articles of Incorporation).

Series Seed Preferred Stockholders are entitled to a liquidation preference over Common Stockholders of the greater of original purchase price of $15.8759 per share and on an as converted to common stock at the liquidation date. The total liquidation preferences as of December 31, 2019 and 2018 amounted to $279,987 and $0, respectively.

Common Stock

As of December 31, 2019 and 2018, 425,173 and 425,173 shares of Common Stock were issued and outstanding, respectively.

NOTE 6: RELATED PARTY TRANSACTIONS

From time to time the Company advances funds to its directors. There is no formal repayment terms or interest rates established for these advances. The balance due from directors was $4,172 and $4,219 at December 31, 2019 and 2018, respectively.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new

Vampr Group
Notes to Combined Financial Statements
See accompanying independent auditor's report
As of December 31, 2019 and 2018 and for the years then ended

accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Issuance of Series Seed Preferred Stock

Subsequent to December 31, 2019, the Company issued 9,134 shares of Series Seed Preferred Stock for a gross proceeds of $145,010.

SAFE Agreements

Subsequent to December 31, 2019, the Company issued through its Regulation CF offering SAFE agreements in exchange for cash investments of $336,309 under the same terms as Note 4.

Additional Capital Raising Efforts

The Company anticipates offering securities to raise capital in a securities offering exempt from registration under Regulations D and CF during 2020.

Management's Evaluation

Management has evaluated subsequent events through September 30, 2020, the date the combined financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these combined financial statements.